THIS PROPOSAL HAS PASSED

Proxy Results - ML Variable Series Fund, Inc. - ML Developing Capital Markets V.I. Fund
Meeting Date: November 17, 2003
Record Date: September 12, 2003
As of: November 17, 2003

				Units Voted

			Votes Needed
	Shares Needed	Outstanding	50% +1 of				Total Units
	To Pass	Shares	2/3rds	For	Against	Abstain	Voted

ML Variable Series Fund, Inc. - ML Developing Capital Markets V.I. Fund	-2,046,519	3,965,754	1,321,919	3,368,438	209,573	357,678	3,935,689
into ML Variable Series Funds, Inc. - ML Global Allocation V.I. Fund.

Voting Requirements:
The Quorum consists of a majority of the shares entitled to vote at the Meeting, present in person or by proxy.

The approval of the Proposal requires the affirmative vote of the shareholders representing two-thirds of the outstanding shares entitled to be cast.